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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cogent Communications Group, Inc.
(Name of Subject Company)

Cogent Communications Group, Inc.
(Name of Person(s) Filing Statement)

7.5% Convertible Subordinated Notes Due 2007 of Allied Riser Communications Corporation
(Title of Class of Securities)

019 496 AB4
(CUSIP Number of Class of Securities)

David Schaeffer
1015 31st Street N.W.
Washington, DC 20007
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

        The name of the subject company is Cogent Communications Group, Inc., a Delaware corporation ("Cogent"). The principal executive offices of Cogent are located at 1015 31st Street N.W., Washington, DC 20007. The telephone number of Cogent's principal executive office is (202) 295-4200. Cogent's website is www.cogentco.com.

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the 7.5% Convertible Subordinated Notes Due 2007 (the "Notes") issued by Allied Riser Communications Corporation, a wholly owned subsidiary of Cogent ("Allied Riser"). Each Note has a face value of $1,000, and is convertible into 2.09 shares of Cogent common stock, par value $.001, for a total of 21,318 shares of common stock. As of June 26, 2003 there were 3,524,848 shares of Cogent's common stock outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

        Cogent, the subject company, is the person filing this Statement. Its business address, telephone number and website are set forth above under Item 1.

        This Statement relates to the offer by SCM Acquisition Fund, LLC ("SCM") to purchase up to 9,900 of the Notes issued by Allied Riser at a purchase price equal to $80 per Note, (8% of face value), in cash. The offer is disclosed in a Tender Offer Statement on Schedule TO filed by Sutter Capital Management LLC with the Securities and Exchange Commission (the "SEC") on July 11, 2003 (the "Schedule TO"). The offer is on the terms and subject to the conditions set forth in an offer to purchase dated July 11, 2003 (the "Purchase Offer") filed as Exhibit (a)(1) to the Schedule TO.

        The principal executive offices of SCM are located at 150 Post Street, Suite 405, San Francisco, California 94108.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        There are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Cogent or its affiliates and SCM or any of its executive officers, directors or affiliates.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

        Because the identity of the holders of the Notes has no effect on the rights and obligations of Cogent under the indenture or supplemental indenture related to the Notes, and does not otherwise affect Cogent, Cogent expresses no opinion and is remaining neutral toward SCM's offer. Upon reasonable inquiry, neither Cogent nor its executive officer, directors, affiliates or subsidiaries own or hold (either beneficially or as holders of record) any of the Notes.

ITEM 5.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        No persons or classes of persons are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction.

ITEM 6.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

        On June 11, 2003, Allied Riser directed the trustee under the indenture governing the Notes to cancel Notes previously surrendered to Allied Riser by the holders thereof (the "Cancelled Notes"). The aggregate face value of the Cancelled Notes was approximately $113.4 million, and the cancellation was effective June 12, 2003. With the exception of such cancellation, none of Cogent, its executive officers, directors, affiliates or subsidiaries have participated in transactions in the Notes in the past 60 days.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Cogent is not currently undertaking or engaged in any negotiation in response to the offer that relates to (i) a tender offer for or other acquisition of securities by or of Cogent or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Cogent or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by Cogent or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of Cogent.

        There are no transactions, board resolutions, agreements in principle or signed contracts in response to the offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

        No additional material information is necessary to make this Statement, in light of the circumstances existing at the time of its filing, not materially misleading.

ITEM 9.    EXHIBITS.

        No materials are filed as exhibits to this Statement.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COGENT COMMUNICATIONS GROUP, INC.
	By:	/s/ DAVID SCHAEFFER David Schaeffer Chairman, Chief Executive Officer
Dated: July 24, 2003

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